UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A/A

(AMENDMENT NO. 1)

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR 12(g) OF THE

SECURITIES EXCHANGE ACT OF 1934

FARMER BROS. CO.

(Exact name of registrant as specified in its charter)

Delaware	95-0725980
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

20333 South Normandie Avenue Torrance, California	90502
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Common Stock, $1.00 par value	NASDAQ Global Market

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. ☐

Securities Act registration statement file number to which this form relates: Not applicable

Securities to be registered pursuant to Section 12(g) of the Act:  None

Explanatory Note

This Amendment No. 1 to Form 8-A is being filed pursuant to Rule 414 under the Securities Act of 1933, as amended (the “Securities Act”), in connection with the reincorporation of Farmer Bros. Co. in Delaware (the “Reincorporation”), which occurred on February 23, 2004 pursuant to an Agreement and Plan of Merger.  As a result of the Reincorporation, each outstanding share of common stock, par value $1.00 per share, of Farmer Bros. Co., a California corporation, was automatically converted into one share of common stock, par value $1.00 per share, of Farmer Bros. Co., a Delaware corporation (the “Company”).  In accordance with Rule 414 under the Securities Act, the Company hereby expressly adopts this registration statement as its own for all purposes of the Securities Act.

Item 1.	Description of Registrant’s Securities to be Registered.

General

The Company is authorized to issue 25,000,000 shares of common stock, par value $1.00 per share (“Common Stock”), and 500,000 shares of preferred stock, par value $1.00 per share (“Preferred Stock”), of which 200,000 shares have been designated as Series A Junior Participating Preferred Stock, par value $1.00 per share. As of February 4, 2009, there were 16,075,080 shares of Common Stock outstanding and no shares of Preferred Stock outstanding. In addition, as of February 4, 2009, options to purchase a total of 232,000 shares of Common Stock and 50,500 shares of restricted stock were outstanding, and 717,500 additional shares of Common Stock are available for future grant under the Farmer Bros. Co. 2007 Omnibus Plan.

The following summary description of the Company’s capital stock does not purport to be complete and is subject to the more detailed provisions of the Company’s Certificate of Incorporation and Amended and Restated Bylaws (“Bylaws”), and the laws of the State of Delaware, and is qualified in its entirety by reference thereto.

Common Stock

Subject to any preferential rights, holders of Common Stock are entitled to one vote per share for the election of directors and on all other matters that require stockholder approval.  In accordance with Delaware law, the affirmative vote of a majority of the shares represented and voting at a duly held meeting at which a quorum is present shall be the act of the stockholders. Subject to preferences that may be applicable to any outstanding shares of Preferred Stock, the holders of Common Stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefor. In the event of a liquidation, dissolution or winding up of the Company, holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preferences of any outstanding shares of Preferred Stock. Holders of Common Stock have no preemptive or subscription rights, and no right to convert their Common Stock into any other securities. There are no redemption or sinking fund provisions applicable to the Common Stock. The Common Stock is not liable for further call or assessment.

The outstanding shares of Common Stock are fully paid and nonassessable. Additional shares of authorized Common Stock may be issued, as authorized by the Company’s Board of Directors from time to time, without stockholder approval, except as may be required by applicable stock exchange requirements.

Preferred Stock

The Company’s Certificate of Incorporation empowers the Board of Directors to issue up to 500,000 shares of Preferred Stock from time to time in one or more classes or series. The Board also may fix for each such class or series such voting powers, full or limited, or no voting powers, and such designations, preferences and relative, participating, optional or other special rights and such qualifications, limitations or restrictions of those shares, including redemption rights, dividend rights, liquidation rights, conversion rights, voting rights, and the number of shares constituting any class or series or the designation of the class or series.

Terms selected could decrease the amount of earnings and assets available for distribution to holders of Common Stock or adversely affect the rights and power, including voting rights, of the holders of the Common Stock without any further vote or action by the stockholders. The rights of holders of Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any Preferred Stock that may be issued by the Company in the future. The issuance of Preferred Stock could have the effect of delaying or preventing a change in control of the Company or make removal of management more difficult. Additionally, the issuance of Preferred Stock may have the effect of decreasing the market price of the Common Stock, and may adversely affect the voting and other rights of the holders of Common Stock.

Delaware law provides that the holders of Preferred Stock will have the right to vote separately as a class on any proposal involving fundamental changes in the rights of holders of that Preferred Stock. This right is in addition to any voting rights that may be provided for in the applicable certificate of designation.

Anti-Takeover Provisions of Delaware Law and the Company’s Rights Plan and Charter Documents

Delaware Law

The Company is governed by the provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:

•       before the date that the person became an “interested stockholder,” the board of directors approved either the “business combination” or the transaction which makes the person an “interested stockholder”;

•       upon completion of the transaction that results in the “interested stockholder” becoming an “interested stockholder,” the “interested stockholder” owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced; or

•       on or subsequent to the date that the person became an “interested stockholder,” the business combination is approved by the board of directors and the affirmative vote of at least 66-2/3% of the outstanding voting stock that is not owned by the “interested stockholder.”

Generally, a “business combination” includes a merger, asset sale, stock sale or other transaction resulting in a financial benefit to the stockholder. An “interested stockholder” is a person who either owns 15% or more of the Company’s outstanding voting stock or, together with affiliates and associates, owns or, within three prior years, did own, 15% or more of the Company’s outstanding voting stock. The statute could have the effect of delaying, deferring or preventing a change in the Company’s control with respect to transactions not approved by the Company’s Board of Directors in advance.

Rights Plan

The Company has adopted a stockholder rights plan (the “Rights Plan”) and declared a dividend distribution of one preferred share purchase right (a “Right”) for each outstanding share of Common Stock to stockholders of record as of March 28, 2005. Each Right, when exercisable, will entitle the registered holder to purchase from the Company one one-hundredth of a share of Series A Junior Participating Preferred Stock at a purchase price of $112.50, subject to adjustment. The Rights expire on March 28, 2015, unless they are earlier redeemed, exchanged or terminated as provided in the Rights Plan. Because the Rights may substantially dilute the stock ownership of a person or group attempting to take over the Company without the approval of the Company’s Board of Directors, the Rights Plan could make it more difficult for a third party to acquire the Company (or a significant percentage of the Company’s outstanding capital stock) without first negotiating with the Company’s Board of Directors regarding such acquisition.

Charter Documents

In addition to the authority granted to the Company’s Board of Directors to issue up to 500,000 shares of Preferred Stock described above, certain provisions of the Company’s charter documents, including a classified board of directors, provisions eliminating the ability of stockholders to take action by written consent, and provisions limiting the ability of stockholders to raise matters at a meeting of stockholders without giving advance notice, may have the effect of delaying or preventing changes in control or management of the Company, which could have an adverse effect on the market price of the Common Stock. In addition, the Company’s charter documents do not permit cumulative voting, which may make it more difficult for a third party to gain control of the Company’s Board of Directors. These provisions contained in the Company’s charter documents could delay or discourage transactions involving an actual or potential change in control of the Company or the Company’s management, including transactions in which stockholders might otherwise receive a premium for their shares over then current prices. Such provisions could also limit the ability of stockholders to remove current management or approve transactions that stockholders may deem to be in their best interests and could adversely affect the price of the Company’s Common Stock.

Transfer Agent and Registrar

The transfer agent and registrar for the Common Stock is Wells Fargo Bank MN, N.A.

NASDAQ Global Market Listing

The Common Stock is traded on the NASDAQ Global Market under the symbol “FARM.”

Item 2.	Exhibits.

The following exhibits are filed as a part of this Registration Statement:

Exhibit Number	Description of Document
3.1	Certificate of Incorporation (filed as an exhibit to the Form 10-Q for the quarter ended March 31, 2004 and incorporated herein by reference).

3.2	Amended and Restated Bylaws (filed as Exhibit 3.2 to the Company’s Current Report on Form 8-K filed with the SEC on June 8, 2006 and incorporated herein by reference).

4.1	Specimen Common Stock Certificate.

4.2

Certificate of Designations of Series A Junior Participating Preferred Stock (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K filed with the Commission on March 17, 2005).

4.3

Rights Agreement dated March 17, 2005 by and between Farmer Bros. Co. and Wells Fargo Bank, N.A., as Rights Agent (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed with the Commission on March 17, 2005).

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Company has duly caused this Amendment No. 1 to be signed on its behalf by the undersigned, thereto duly authorized.

Date:  February 5, 2009

FARMER BROS. CO.

By	/s/ JOHN E. SIMMONS
John E. Simmons
Treasurer and Chief Financial Officer

INDEX TO EXHIBITS

The following exhibits are filed as a part of this Registration Statement:

Exhibit Number	Description of Document

3.1	Certificate of Incorporation (filed as an exhibit to the Form 10-Q for the quarter ended March 31, 2004 and incorporated herein by reference).

3.2	Amended and Restated Bylaws (filed as Exhibit 3.2 to the Company’s Current Report on Form 8-K filed with the SEC on June 8, 2006 and incorporated herein by reference).

4.1	Specimen Common Stock Certificate.

4.2

Certificate of Designations of Series A Junior Participating Preferred Stock (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K filed with the Commission on March 17, 2005).

4.3

Rights Agreement dated March 17, 2005 by and between Farmer Bros. Co. and Wells Fargo Bank, N.A., as Rights Agent (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed with the Commission on March 17, 2005).